Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-01

JPMorgan Chase Financial Company LLC	Pricing sheet dated January 30, 2018 relating to Preliminary pricing supplement dated January 29, 2018 Registration Statement Nos. 333-209682 and 333-209682-01 Filed pursuant to Rule 433

$350,000,000
Cash-Settled Equity Linked Notes Linked to the Common Stock of Voya Financial, Inc. due May 1, 2023

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Pricing Terms – January 30, 2018

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Credit Risk:	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
Reference Stock:	The common stock, par value $0.01 per share, of Voya Financial, Inc. (Bloomberg ticker: VOYA). We refer to Voya Financial, Inc. as the “Reference Stock Issuer.”
Interest Rate:	0.25% per annum, paid semiannually and calculated on a 30/360 basis
Interest Payment Dates†:	If the notes have not been previously converted (for cash) early, interest on the notes will be payable semiannually on May 1 and November 1 of each year during the term of the notes (each such day, an “Interest Payment Date”), commencing November 1, 2018 and ending on, and including, the Maturity Date. See “Selected Purchase Considerations — Semiannual Interest Payments” in the accompanying preliminary pricing supplement for more information.
Cash Conversion Feature:	The notes may be converted (for cash) at the option of investors on any business day prior to the 21st scheduled trading day immediately preceding the Maturity Date only if specified conditions are met as set forth under “Additional Key Terms” on page PS-1 of the accompanying preliminary pricing supplement. Notes not converted (for cash) early will be converted (for cash) automatically on the Maturity Date as described below. Investors who convert their notes (for cash) prior to the Maturity Date will not receive any additional payment for any accrued and unpaid interest, or any future interest payments. In addition, investors will not receive their payment, if any, upon any optional early cash conversion until the Optional Early Cash Conversion Payment Date, which is the second business day immediately following the period of 20 Valuation Dates following the date on which investors must surrender their notes for early cash conversion. Furthermore, upon any optional early cash conversion of the notes, an investor may receive less cash than expected because the VWAP of the Reference Stock may decline after an investor exercises its early cash conversion right but before we settle our cash conversion obligation.
Payment at Maturity:	If the notes have not been previously converted (for cash) early, your payment at maturity, for each $1,000 principal amount note, in addition to any accrued but unpaid interest, will be an amount in cash equal to the sum of the Daily Values for each of the 20 relevant Valuation Dates.
Payment upon Optional Early Cash Conversion:	Your payment upon optional early cash conversion, for each $1,000 principal amount note, will be an amount in cash equal to the sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates and will be paid on the Optional Early Cash Conversion Payment Date, which is the second business day immediately following the relevant final Valuation Date. You will lose some or all of your principal amount if you convert your notes (for cash) early and the average of the Final Stock Prices on the relevant Valuation Dates is less than the Threshold Price.
No Early Redemption or Early Repurchase:	The notes may not be redeemed early at our option and are not subject to any early repurchase rights prior to the Maturity Date.
Daily Values:	For each Valuation Date, the greater of: • $50; and • the Alternative Settlement Amount for that Valuation Date
Alternative Settlement Amount:	For each Valuation Date, an amount calculated as follows: $50 × (Final Stock Price on that Valuation Date / Threshold Price)
Threshold Price:	132.50% of the Initial Reference Price
Initial Reference Price:	The arithmetic average of the VWAPs of one share of the Reference Stock over the five consecutive trading days immediately following the Pricing Date, as determined in the sole discretion of the calculation agent. The Initial Reference Price will likely differ from the VWAP and the regular official weekday closing price of one share of the Reference Stock on the Pricing Date. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Reference Price, that might affect the value of your notes.
Final Stock Price:	With respect to each relevant Valuation Date, the VWAP of one share of the Reference Stock on that Valuation Date
Stock Adjustment Factor:	The Stock Adjustment Factor is referenced in determining the VWAP of one share of the Reference Stock and is set equal to 1.0 on the Pricing Date. The Stock Adjustment Factor is subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock, including an adjustment to take into account any Ordinary Dividend that is higher than the Base Dividend. See “The Underlying — Reference Stocks — Anti-Dilution Adjustments” and “The Underlyings — Reference Stocks — Reorganization Events” in the accompanying product supplement, as supplemented by Annex A to the accompanying preliminary pricing supplement.
Pricing Date:	January 30, 2018
Original Issue Date:	February 2, 2018 (settlement date)
Valuation Dates:

•   For purposes of the payment at maturity, each of the 20 consecutive trading days ending on, and including, the second scheduled trading day immediately preceding the Maturity Date; and

•   for purposes of any payment upon optional early cash conversion, the 20 consecutive trading days beginning on, and including, the trading day immediately following the relevant Early Cash Conversion Date (as defined under “Additional Key Terms” on page PS-1 of the accompanying preliminary pricing supplement).

Maturity Date†:	May 1, 2023
Denominations:	• Minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof
CUSIP:	• 46647MQL0
Other Key Terms:	See “Additional Key Terms” on page PS-1 of the accompanying preliminary pricing supplement.
†	Subject to postponement as described under “Annex A — Supplemental Terms of Notes — Postponement of a Determination Date and Payment Dates” in the accompanying preliminary pricing supplement

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$—	$1,000
Total	$350,000,000	$—	$350,000,000
(1)	See “Supplemental Use of Proceeds” in the accompanying preliminary pricing supplement for information about the components of the price to public of the notes.

(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will not receive selling commissions for the notes. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes on the pricing date as determined by JPMS was $998.50 per $1,000 principal amount note. See “The Estimated Value of the Notes” in the accompanying preliminary pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this pricing sheet together with the preliminary pricing supplement describing the offering and the related product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary pricing supplement dated January 29, 2018: http://www.sec.gov/Archives/edgar/data/19617/000089109218000534/e77344_424b2.htm

Product supplement no. 3-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012641/crt-dp64830_424b2.pdf

Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed with the SEC for more complete information about JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and this offering.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC or any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the related product supplement, the preliminary pricing supplement and this pricing sheet if you so request by calling toll-free 866-535-9248.

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